Exhibit 11

The Allstate Corporation and Subsidiaries
Computation of Earnings Per Common Share

	Year Ended December 31,
(in millions except per share data)	2004	2003	2002
Net Income	$3,181	$2,705	$1,134

Basic earnings per common share computation:
Weighted average number of common shares (1)	695.6	703.5	707.1

Net income per share - basic	$4.57	$3.85	$1.60

Diluted earnings per common share computation:
Weighted average number of common shares (1)	695.6	703.5	707.1
Assumed exercise of dilutive stock options	4.7	2.7	2.8

Adjusted weighted number of common shares outstanding	700.3	706.2	709.9

Net income per share - diluted	$4.54	$3.83	$1.60

(1)
Common shares held as treasury shares were 217 million, 196 million and 198 million, at December 31, 2004, 2003 and 2002, respectively.